United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

B3/B4 back-up dam, delivered in 4Q20 Vale’s performance in 2020 1Rio de Janeiro, February 26th, 2021

We entered intothe Global Settlement for Integral Reparation 3 Approximate figure, including amounts already disbursed. Clear governance Fair and swift reparation Legal certainty Known impact Mediation Legitimacy Open dialogue and active listening Individual damages Indemnification settlements continue +9,000 people with agreementsOpening remarks

Our cultural transformation is underway 4 Boost culture as a strategy facilitator Develop and engage leadership to lead change Influence and model systems according to expected behaviors Integrate existing initiatives so that change is accelerated Formal assessment Prioritization of gaps Roadmap construction Implementation and monitoring New evaluation cycle

We have updated our ESG action plan 5 ✓ 11 gaps solved in 2020 ✓ 37 gaps addressed since 2019 52 gaps mapped +11 gaps included in 2021 37 63 6 14 Gaps solved by 2020 1 Completion after AGM 2021 Completion in 2H21 5 Completion by 2022 Deadline for completion under evaluation Total

We continue to move forward with production stabilization 6 US$ 8.8 billion Adjusted EBITDA Iron Ore 2nd highest in our history US$ 445 million Copper EBITDA Record in a quarter

We are de-riskingVale 7 Keeping a fast pace and quality at Brumadinho’s reparation Becoming one of the safest and most reliable mining companies Resuming production under safe conditions Focusingondiscipline in capital allocation

Iron Ore Business

9

We are progressing on resumption plan

Iron ore capacity (Mtpy)


318
322
350
400
450
Investor Tour 2020
Today
End of 2021
End of 2022
Future

Production guidance 2021
315-335 Mt

Recent achievements

Northern System
Southeastern System
Southern System

December 2020	• **Serra Leste**: resumption of operations, adding 4 Mtpy capacity • **Capanema**: project approval with 18 Mtpy capacity (start-up in 2023) • **Fábrica**: resumption of dry processing operations, adding 2 Mtpy capacity
January 2021	• **Vargem Grande pellet plant**: resumption of operations, adding 7 Mtpy of pellet capacity • **Vargem Grande**: approval received to start VGR's conveyor belt tests • **Fábrica**: approval received to start tests at beneficiation plant facilities
February 2021	• **Serra Norte**: Board approval of N3 mining front development (start-up in 2022) • **Itabira**: removal of Itabiruçu dam emergency level[1]
March 2021	• **Timbopeba**: Plant's adaptation for tailings disposal at Timbopeba pit, adding 7 Mtpy capacity

VALE

[1] Complementary geotechnical investigations are underway to determine the engineering measures for the continuity of the dam raising construction works.

10

We are progressing on resumption plan

What is next?

Northern System
Southeastern System
Southern System

2Q21	**Vargem Grande** Unlock conveyor belt capacity **+6 Mtpy**	**Fábrica** Shift to wet processing **+4 Mtpy**	
3Q21	**Vargem Grande** Start-up of Maravilhas III Start-up of filtering plant **+4 Mtpy**		
4Q21	**Brucutu** Torto dam start-up **+17 Mtpy**	**Serra Leste** Repower crushers **+2 Mtpy**	**S11D** Crushers' installation to process jaspilite ores **+2 Mtpy**
Potential restrictions in 2021	**Itabira** Temporary tailings disposal restrictions due to limited disposal areas **-9 Mtpy**	**Other sites** Licensing delays and lower performance (e.g. Mutuca, Serra Norte) **-5 Mtpy**	

VALE

Vale

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: February 26, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations